FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	x

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press release dated November 6, 2008 entitled “Telecom Argentina S.A. announces consolidated nine-month period (“9M08”) and third quarter results for fiscal year 2008 (“3Q08”)”
2.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated November 3, 2008, regarding purchase Notes.
3.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated November 3, 2008, regarding purchase Notes.

Item 1

FOR IMMEDIATE RELEASE

Market Cap: P$5,3 billion

November 6, 2008

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

TELECOM ARGENTINA S.A. ANNOUNCES CONSOLIDATED NINE-MONTH PERIOD

(“9M08”) and THIRD QUARTER RESULTS FOR FISCAL YEAR 2008 (“3Q08”)*

•

Telecom Argentina Group continued with the expansion of its business in the nine-month period ended September 30, 2008. Net Revenues increased by $1,274 million when compared to same period of the previous fiscal year (“9M07”), amounting to P$7,789 million. Revenues generated by the Cellular business grew by 25% and the Internet business increased by 36%.

•	Cellular subscribers totaled 13.7 million (+18%), while broadband subscribers reached 976,000 (+44%). Fixed lines in service also increased by 3% to 4.3 million.

•

Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$2,502 million (+11% vs. 9M07), equivalent to 32% of Net Revenues, mainly fueled by the growth in the cellular telephony. On the contrary, fixed line telephony profitability continued to weaken due to frozen tariffs of regulated services and the inflation effect on the cost structure.

•	Operating Profit amounted to P$1,540 million (+28%), equivalent to 20% of Net Revenues (+134 bps. vs. 9M07).

•	Net Income reached P$831 million (+35% vs. 9M07).

•	Investments (excluding materials) totaled P$1,156 million during 9M08 (+41% vs. 9M07), where P$581 million were allocated to fixed telephony (+32% vs. 9M07).

•

Net Financial Debt (before NPV effect) declined to P$1,191 million (-P$1,325 million vs. September 2007). The Net Financial Debt to OPBDA ratio declined from 0.8x as of the end of September 2007 to 0.4x as of the end of September 2008.

	As of September-30
	2008	2007	▲	▲%
Consolidated Net Revenues (in MM P$)	7.789	6.515	1.274	20%
Voice, Data & Internet	2.683	2.420	263	11%
Cellular	5.106	4.095	1.011	25%
Operating Profit before D&A (in MM P$)	2.502	2.252	250	11%
Operating Profit (in MM P$)	1.540	1.201	339	28%
Net Income (in MM P$)	831	614	217	35%
Shareholder’s equity (in MM P$)	3.901	2.748	1.153	42%
Net Financial Debt—Before NPV effect (in MM P$)	1.191	2.516	(1.325)	-53%
Net Financial Debt—Book value (in MM P$)	1.174	2.382	(1.208)	-51%
CAPEX (in MM P$)	1.156	818	338	41%
Lines in service (Fixed lines—in thousands)	4.292	4.170	123	3%
Cellular customers (in thousands)	13.759	11.665	2.094	18%
Personal (Argentina)	11.941	10.161	1.780	18%
Núcleo (Paraguay)	1.818	1.504	314	21%
ADSL customers (in thousands)	976	677	299	44%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	12.190	12.546	(356)	-3%
Incoming/Outgoing cellular voice traffic in Arg.(in MM minutes)	8.523	7.147	1.376	19%
Average Revenue per user (ARPU ) Fixed Telephony/voice (in P$)	39	39	—	0%
Average Revenue per user (ARPU ) Cellular Telephony Arg. (in P$ )	41	38	3	8%

*	Non-audited Financial data

Buenos Aires, November 6, 2008 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications group, announced today a Net Income of P$831 million for the nine-month period ended September 30, 2008 or +35% when compared to same period of the previous year, which included P$102 million that resulted from discontinued operations.

	9M 08	9M 07	▲	▲%
Net Revenues (MM P$)	7.789	6.515	1.274	20%
Net Income (MM P$)	831	614	217	35%
Earnings per Share (P$)	0,84	0,62	0,22
Earnings per ADR (P$)	4,22	3,12	1,10
OPBDA *	32%	35%
Operating Profit *	20%	18%
Net Income *	11%	9%

*	As a percentage of Net Revenues

During 9M08, Consolidated Net Revenues increased by 20% (+P$1,274 million vs. 9M07) to P$7,789 million, mainly fueled by the cellular and broadband businesses.

Moreover, OPBDA increased by 11% (+P$250 million) to P$2,502 million (32% of Consolidated Net Revenues).

Company Activities

Consolidated Net Revenues

The evolution in Consolidated Net Revenues by reportable segment was as follows:

Voice, Data Transmission & Internet

During the nine-month period of 2008, revenues generated by these services amounted to P$2,683 million, +11% vs. 9M07.

Voice

Total Revenues for this service reached P$2,002 million (+5% vs. 9M07). The results of this line of business are still affected by frozen tariffs of regulated services.

During 9M08, Telecom continued marketing innovative handsets and value-added services, such as fixed SMS services and video calls. Other products that combine minutes for local calls and broadband internet access were also offered.

Monthly Charges and Supplementary Services increased by P$40 million, or 7% vs 9M07, to P$595 million, as a consequence of a higher number of lines in service (+3%), that reached 4.3 million lines.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$919 million, an increase of 2% vs. 9M07, as a consequence of a stable pace of the national long distance and an increase in international traffic compensated partially by the substitution effect of the mobile service, that affected the local traffic volume.

Interconnection revenues amounted to P$287 million (+5% vs 9M07), mainly as a consequence of traffic originated in cellular lines but transported by and terminated in the Company’s fixed-line network.

Other revenues, including public telephony reached P$201 million (+14% vs. 9M07). This evolution is the consequence of an increase in billing and collection fees as well as in voice, data and internet equipment sales despite a decrease in Public Telephony revenues (-P$23 million), that was affected by the development of the mobile service.

Data Transmission and Internet

Revenues generated by Data transmission amounted to P$159 million (+26% vs. 9M07).

Related to SME´s, during this period Telecom renewed its portfolio of services with two solutions that contemplated a high level of value added services: CRM On Demand and PABX 2.0. This reaffirms the position of Telecom as a technological partner for its clients.

CRM On Demand is a solution where SME´s can benefit from Customer Relationship Management solutions, with an innovative model and lower start up investment and maintenance costs. Therefore, now customers can access to a solution that was originally only available for the corporate market.

PABX2.0 is an innovative solution for professionals and SME´s that integrates voice and broadband in the same equipment. The benefit of this solution is the easy way clients can program the equipment. Moreover, the integration of all the communication services in the same equipment allows cost savings.

Revenues related to Internet reached P$522 million (+36% vs. 9M07), mainly due to the substantial expansion of the broadband service, driven by a better network coverage, commercial promotions and innovation of the service portfolio.

During this quarter, Telecom continued promoting Arnet Go, the first broadband service that combines ADSL technology for the home internet access using a Wi-Fi modem, and the mobile internet access through Telecom Personal’s 3G networks.

Telecom’s broadband subscribers reached 976,000 as of September 30, 2008 (+44% vs. 9M07). Therefore, lines with these type of connections represent approximately 23% of Telecom’s fixed-lines in service.

Cellular Telephony

Cellular Telephony continues with its expansion, increasing its participation in the Group’s total revenues (66% vs. 63% in 9M07). During 9M08, this business generated revenues of P$5,106 million (+25% vs. 9M07). As of the end of September 2008 total subscribers reached 13.7 million representing an increase in 0.6 million subscribers when compare to the first half of 2008.

Telecom Personal in Argentina

As of the end of September 2008, Personal’s subscribers reached 11.9 million in Argentina (+1.7 million or +18% vs. 9M07). In 3Q08 the subscriber base increased by 0.6 million.

Approximately 66% of the overall subscriber base is prepaid and 34% is postpaid.

Total voice traffic increased by 19% vs. 9M07 while outgoing SMS traffic increased from a monthly average of 839 million messages in 9M07 to 1,239 million (+48%) in 9M08. Because of this enhancement in traffic and the incremental use of value-added services, the Average Monthly Revenue per User (“ARPU”) increased to P$41 in 9M08, compared to P$38 in 9M07. Meanwhile, the ARPU in 3Q08 amounted to P$42 vs. P$39 registered in 3Q07.

Revenues totaled P$4,780 million (+P$981 million or +26% vs. 9M07). Service revenues increased by P$859 million or 25% vs. 9M07, reaching P$4,257 million; furthermore, value-added services totaled P$1,257 million (+P$384 million or 44%, vs. 9M07), 30% of service revenues. Additionally, handset sales grew by P$122 million (+30%) compared to 9M07, reaching P$523 million.

During 3Q08, Personal continued developing its commercial efforts focusing on different segments. That is how it launched the first SMS prepaid card with an innovative and flexible format to respond the demand of youth segments.

Accompanying the evolution of smartphones demand, Personal launched two exclusive models: HTC Touch Cruise and BlackBerry Bold, globally recognized by their quality and service capacity. Personal implemented a campaign to expand customized plans with an “all inclusive” monthly charge to stimulate the usage of value-added services of these smartphones.

The fidelity program Club Personal, highlighted Mother’s Day celebrations with a limited edition card with an offer of special benefits.

Furthermore, in network infrastructure, Personal continued to expand the 3G network coverage. During this quarter, Personal launched 3G services in more cities in the interior of the country such as: Tucuman, Mendoza, Santa Fe, Paraná and Mar del Plata. Moreover, Personal expanded it commercial offices opening new customer centers in Bariloche, Ushuaia and Comodoro Rivadavia.

In International Roaming, Personal, promoted “Tarifa Plana Mundial” or “World Flat Tariff”, a new model of rates that simplifies the tariff program by dividing the world in five areas. This service offers a unique regional tariff with a competitive price in international calls for selected cities.

Núcleo

Personal’s controlled subsidiary that operates in Paraguay generated revenues equivalent to P$326 million during 9M08 (+10% vs. 9M07).

By the end of September 2008, the subscriber base reached approximately 1.8 million, +21% vs. 9M07. Prepaid and Postpaid customers represented 90% and 10%, respectively.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$6,249 million in 9M08, which represents an increase of P$935 million, or +18%, vs. 9M07. This was partially as a consequence of the inflationary effect on the costs structure.

The cost breakdown is as follows:

- Salaries and Social Security Contributions: totaled P$872 million (+22% vs. 9M07), affected by increases in salaries and in personnel (+405 employees vs. 9M07) that accompanied the evolution of the cellular business and the absorption of 53 employees from Cubecorp S.A .

- Taxes: reached P$613 million (+31% vs. 9M07), influenced mainly by a higher rates in income tax and additional charges related to Universal Service.

- Maintenance, materials and supplies reached P$387 million (+26% vs. 9M07) due mostly to an increase in costs that followed inflation.

- Network access cost (includes TLRD, Roaming, Interconnection costs, cost of international outbound costs and lease of circuits): amounted to P$1,006 million (+22% vs. 9M07) generated by higher traffic between cellular operators that accompany the increase in revenues.

- Fees for services: reached P$271 million (+10% vs. 9M07), originated principally by the evolution of prices that followed inflation.

- Agents and prepaid card commissions and other commissions: were P$672 million (+13% vs. 9M07), mainly due to the increase in commissions paid to the commercial agents, and card distribution, due to a higher volume of revenues.

- Advertising: amounted P$290 million (+46% vs. 9M07) oriented to support the commercial activity in the cellular telephony and Internet, and strengthen the brand positioning, such as the sponsorship of Argentina Olympic Mission.

- Cost of handsets sold: totaled P$731 million (+20% vs. 9M07) mainly due to an increase in the number of terminals sold. Despite this, handset subsidies were less than in 9M07 and represented P$173 million (-P$19 million vs. 9M07).

- Others Costs: totaled P$445 million (+30% vs. 9M07). This increase was due to the inflationary effects on related services.

- Depreciation of Fixed and Intangible Assets: reached P$ 962 million (-8% vs. 9M07). Fixed-line telephony totaled P$606 million (-3%) and Cellular telephony P$356 million (-16%), as TDMA technology depreciation charges ended in June 2008.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$112 million, (-P$211 million vs. 9M07). Such improvement was due to the positive effect of foreign currency exchange generated by liabilities and a reduction in net interest expense.

Moreover, during 3Q08 there was a loss of P$59 million, due to the adverse evolution of FX in the period.

Consolidated Net Financial Debt

As of September 30, 2008, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments) amounted to P$1,191 million, a reduction of P$1,325 million as compared to September 2007.

Consolidated Capital Expenditures

During 9M08, the Company invested P$1,156 million (excluding materials), in fixed and intangibles assets. This amount was allocated to the Voice, Data and Internet businesses (P$581 million) and the cellular business (P$575 million).

Main capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

In relative terms, capex reached 15% of the revenues, levels within industry standards.

Furthermore, due to careful management of capex, Telecom reached a ratio of operating profit to net investment capital of 36% for 9M08.

Other Initiatives

Telecom, as Official Sponsor of Argentine Olympic Mission in Beijing 2008, provided communication and network technology that accompanied the Argentine Olympic team. This technology not only assisted the members in logistic issues related to the games (check in, medical schedule requirements, meeting schedules, among others) but also permitted athletes to be closer to their families, receiving their support which was key to their physical preparation and performance.

Moreover, as part of the CSR (Corporate Social Responsibility) program, Telecom promoted an ambitious educational project “Senti2 Conecta2” or “Connected Senses” where the principal aim to integrate the ICT (Information and Communication Technology) and school content, in order to reduce the distance between systematic learning and extracurricular activities of students.

This project is totally free for schools that want to participate and is geared towards students between 10 and 15 years old. More than 9,300 teachers from the cities of Buenos Aires, Tucumán, Rosario and Santa Fe have entered the program, and 70% of them are working on the content.

Related to the corporate market, during 3Q08, Telecom continued enhancing its position as integrated provider of innovative ICT solutions, conceived to satisfy specific needs of each business segments, such as the medium and large companies and oriented to contribute to the improvement of government administration at the different national, provincial and municipal levels.

During this quarter, Telecom Argentina was selected by the INTA (the Argentine Agricultural Technology Institute) as provider of its data network that will interconnect the main agricultural stations located throughout the country, where research projects are performed. Such projects allow developments in technology and an increase in competitiveness of the agricultural, forest and agro industry sector throughout the country.

In addition, Telecom continued to strengthen its market position in datacenters with multisite solutions. During this period, Telecom was distinguished by BDO Becher & Associates with a certification that endorses the fulfillment of Communication “A 4609” to be presented to the Superintendence of Financial and Exchange Entities of the Argentinean Central Bank.

Recent Relevant Matters

In October 2008, Telecom Argentina made a principal payment of Notes in the equivalent to 55% outstanding of the principal amortization payment scheduled for October 2011.

Within this payment, Telecom canceled the whole of Series B of its debt, with original maturity on October 15, 2011.

Since October 16, 2008, Telecom Argentina and Telecom Personal purchased Notes pursuant to market purchase transactions. In the case of Telecom Argentina, it has acquired an aggregate principal nominal amount of Euros 32,349,000.00 of Telecom´s Series A Regulation S Euro Notes Due 2014 (equivalent to an outstanding amount of Euros 13,314,848.00). In the case of Telecom Personal, it has acquired an aggregate principal amount of US$ 39,298,000.00 of Personal´s Series 3 Medium Term Notes due 2010. The Notes acquired will be cancelled according with the terms and conditions of the respective Indentures.

Standard & Poor’s Ratings Services announced yesterday that it has downgraded to ‘B’ from ‘B+’ and placed on CreditWatch Negative the foreign-currency ratings on Telecom Argentina and Telecom Personal. The actions follow a change in credit rating of Argentina to ‘B-’ from ‘B+’. Additionally, Standard & Poor’s has also placed the local currency ratings ‘B+’ for both companies on CreditWatch, pending their review of the impact of other country risk factors.

***********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of September 30, 2008, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Solange Barthe Dennin 54-11-4968-3752	Evangelina Sánchez 54-11-4968-3718	Ruth Fuhrmann 54-11-4968-4448

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

*******

Consolidated information

NINE MONTH PERIOD AND THIRD QUARTER- FISCAL YEAR 2008

(In millions of Argentine pesos, except statistical data )

1-	Consolidated Balance Sheet
		Sep-30 2008	Dec-31 2007	▲$	▲%
	Cash, equivalents and investments	1.125	992	133	13%
	Trade receivables	916	898	18	2%
	Other current assets	641	494	147	30%

	TOTAL CURRENT ASSETS	2.682	2.384	298	13%

	Fixed & Intangible assets	6.897	6.498	399	6%
	Other non-current assets	79	289	(210)	-73%

	TOTAL NON-CURRENT ASSETS	6.976	6.787	189	3%

	TOTAL ASSETS	9.658	9.171	487	5%

	Accounts payable	1.668	1.640	28	2%
	Loans	713	1.474	(761)	-52%
	Reserves	46	49	(3)	-6%
	Other current liabilities	802	480	322	67%

	TOTAL CURRENT LIABILITIES	3.229	3.643	(414)	-11%

	Loans	1.758	1.724	34	2%
	Reserves	280	243	37	15%
	Other non-current liabilities	402	452	(50)	-11%

	TOTAL NON-CURRENT LIABILITIES	2.440	2.419	21	1%

	TOTAL LIABILITIES	5.669	6.062	(393)	-6%

	Minority Interest	88	79	9	11%
	Shareholders’ equity	3.901	3.030	871	29%

	TOTAL LIABILITIES AND EQUITY	9.658	9.171	487	5%

2-	Consolidated Loans
		Sep-30 2008	Dec-31 2007	▲$	▲%
	Corporate Bonds	542	1.372	(830)	-60%
	Banks and others	116	69	47	68%
	Accrued interest	55	30	25	83%
	Derivatives	—	3	(3)	-100%

	TOTAL CURRENT LOANS	713	1.474	(761)	-52%

	Corporate Bonds	1.749	1.781	(32)	-2%
	Banks and others	1	5	(4)	-80%
	Net Present Value	(17)	(62)	45	-73%

	TOTAL NON-CURRENT LOANS	1.733	1.724	9	1%

	TOTAL LOANS	2.446	3.198	(752)	-24%

	Derivatives valuation effect (Other Current Credits)	142	212	(70)	-33%
	Cash and cash equivalents	1.130	993	137	14%

	NET FINANCIAL DEBT (without NPV effect)	1.191	2.055	(864)	-42%

		Sep-30 2008	Sep-30 2007	▲$	▲%
	Financial and Holding results
	Financial results generated by assets
	Interest on short term investments	68	71	(3)	-4%
	Foreign currency exchange gains	(1)	23	(24)	-104%
	Holding results generated by inventories	(30)	(46)	16	-35%
	Other financial results	2	1	1	100%

	Total Financial results generated by assets	39	49	(10)	-20%

	Financial results generated by liabilities
	Interest	(180)	(222)	42	-19%
	Foreign currency exchange losses	27	(150)	177	-118%
	Others	2	—	2	—

	Total Financial results generated by liabilities	(151)	(372)	221	-59%

	TOTAL FINANCIAL AND HOLDING RESULTS	(112)	(323)	211	-65%

3-	Consolidated Income Statement
	Nine-Months Comparison
		Sep-30 2008	Sep-30 2007	▲$	▲%
	Net revenues	7.789	6.515	1.274	20%
	Cost of services provided	(4.104)	(3.554)	(550)	15%

	GROSS PROFIT	3.685	2.961	724	24%

	Administrative expenses	(282)	(229)	(53)	23%
	Selling expenses	(1.863)	(1.531)	(332)	22%

	OPERATING PROFIT	1.540	1.201	339	28%

	Financial and holding results	(112)	(323)	211	-65%
	Other expenses, net	(141)	(76)	(65)	86%

	RESULTS FROM ORDINARY OPERATIONS	1.287	802	485	60%

	Taxes on income	(446)	(275)	(171)	62%
	Minority interest	(10)	(15)	5	-33%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	831	512	319	62%

	RESULTS FROM DISCONTINUED OPERATIONS	—	102	(102)	-100%

	NET INCOME	831	614	217	35%

	OPERATING (LOSS)/PROFIT BEFORE D&A	2.502	2.252	250	11%
	As a % of Net Revenues	32,1%	34,6%

4-	Consolidated Income Statement
	Three-Months Comparison
		Sep-30 2008	Sep-30 2007	▲$	▲%
	Net revenues	2.738	2.313	425	18%
	Cost of services provided	(1.470)	(1.236)	(234)	19%

	GROSS PROFIT	1.268	1.077	191	18%

	Administrative expenses	(103)	(68)	(35)	51%
	Selling expenses	(674)	(535)	(139)	26%

	OPERATING PROFIT	491	474	17	4%

	Financial and holding results	(104)	(105)	1	-1%
	Other expenses, net	(50)	(18)	(32)	178%

	RESULTS FROM ORDINARY OPERATIONS	337	351	(14)	-4%

	Taxes on income	(118)	(117)	(1)	1%
	Minority interest	(1)	(7)	6	-86%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	218	227	(9)	-4%

	RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	—

	NET INCOME	218	227	(9)	-4%

	OPERATING (LOSS)/PROFIT BEFORE D&A	815	838	(23)	-3%
	As a % of Net Revenues	30%	36%

5-	Consolidated Revenues Breakdown
	Nine-Months Comparison
		Sep-30 2008	Sep-30 2007	▲$	▲%
	Fixed Telephony	1.805	1.716	89	5%

	Measured service Local	346	346	—	0%
	Measured service DLD	376	365	11	3%
	Monthly charges	595	555	40	7%
	Public telephones	66	89	(23)	-26%
	Interconnection	287	273	14	5%
	Others	135	88	47	53%

	International Telephony	197	194	3	2%

	Data transmission & Internet	681	510	171	34%

	Data	159	126	33	26%
	Internet	522	384	138	36%
	Measured service	40	47	(7)	-15%
	Monthly charges	479	334	145	43%
	Modems	3	3	—	0%

	Cellular Telephony	5.106	4.095	1.011	25%

	Telecom Personal	4.780	3.799	981	26%

	Monthly fee and measured service	1.047	868	179	21%
	Pre-paid card	689	580	109	19%
	Calling Party Pays	413	407	6	1%
	TLRD *	577	426	151	35%
	VAS	1.257	873	384	44%
	Handset sales	523	401	122	30%
	Others	274	244	30	12%

	Núcleo	326	296	30	10%

	Monthly fee and measured service	43	47	(4)	-9%
	Pre-paid card	186	161	25	16%
	Calling Party Pays	20	30	(10)	-33%
	TLRD *	41	38	3	8%
	VAS	6	3	3	100%
	Handset sales	6	5	1	20%
	Others	24	12	12	100%

	TOTAL NET REVENUES	7.789	6.515	1.274	20%

*	Charges for the termination of calls of the cellular operators.

6-	Consolidated Revenues Breakdown
	Three-Months Comparison
		Sep-30 2008	Sep-30 2007	▲$	▲%
	Fixed Telephony	612	586	26	4%

	Measured service	246	241	5	2%
	Local	120	119	1	1%
	DLD	126	122	4	3%
	Monthly charges	202	189	13	7%
	Public telephones	20	28	(8)	-29%
	Interconnection	97	99	(2)	-2%
	Others	47	29	18	62%

	International Telephony	68	66	2	3%

	Data transmission & Internet	239	179	60	34%

	Data	56	45	11	24%
	Internet	183	134	49	37%
	Measured service	13	14	(1)	-7%
	Monthly charges	169	119	50	42%
	Modems	1	1	—	0%

	Cellular Telephony	1.819	1.482	337	23%

	Telecom Personal	1.708	1.363	345	25%

	Monthly fee and measured service	370	327	43	13%
	Pre-paid card	246	214	32	15%
	Calling Party Pays	142	142	—	0%
	TLRD *	199	159	40	25%
	VAS	467	332	135	41%
	Handset sales	200	134	66	49%
	Others	84	55	29	53%

	Núcleo	111	119	(8)	-7%

	Monthly fee and measured service	13	17	(4)	-24%
	Pre-paid card	66	66	—	0%
	Calling Party Pays	5	11	(6)	-55%
	TLRD *	14	15	(1)	-7%
	VAS	2	1	1	100%
	Handset sales	2	2	—	0%
	Others	9	7	2

	TOTAL NET REVENUES	2.738	2.313	425	18%

*	Charges for the termination of calls of the cellular operators.

7-	Consolidated Income Statement by segments
	Nine Month Period—FY 2008
	(In million of Argentine pesos )
		Segments			Variation vs 9M07
		Voice, Data and Internet	Cellular Telephony	Consolidated	▲$	▲%
	NET REVENUES	2.683	5.106	7.789	1.274	20%

	Salaries and social security contributions	(664)	(208)	(872)	(160)	22%
	Taxes	(170)	(443)	(613)	(146)	31%
	Materials and supplies	(267)	(120)	(387)	(80)	26%
	Doubtful accounts	(7)	(43)	(50)	9	-15%
	Interconnection cost	(119)	—	(119)	(6)	5%
	Settlement charges	(108)	—	(108)	(7)	7%
	Lease of lines and circuits	(47)	(35)	(82)	(16)	24%
	Service fees	(126)	(145)	(271)	(61)	29%
	Advertising	(97)	(193)	(290)	(91)	46%
	Agent, Prepaid card commissions and other commissions	(67)	(605)	(672)	(77)	13%
	Cost of voice, data and cellular handsets	(29)	(702)	(731)	(124)	20%
	Roaming and TLRD	—	(697)	(697)	(153)	28%
	Others	(187)	(208)	(395)	(112)	40%

	Operating Profit before D&A	795	1.707	2.502	250	11%

	Operating Profit before D&A Margin	30%	33%	32%	-2%	-7%
	Depreciation of fixed assets	(594)	(352)	(946)	73	-7%
	Amortization of intangible assets	(12)	(4)	(16)	16	-50%

	OPERATING RESULTS	189	1.351	1.540	339	28%

	FINANCIAL AND HOLDING INCOME	(63)	(49)	(112)	211	-65%
	OTHER EXPENSES, NET	(103)	(38)	(141)	(65)	86%

	INCOME FROM ORDINARY OPERATIONS	23	1.264	1.287	485	60%
	Taxes on income	(144)	(302)	(446)	(171)	62%
	Minority interest	—	(10)	(10)	5	-33%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	(121)	952	831	319	62%

	RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	(102)	-100%

	NET INCOME	(121)	952	831	217	35%

8-	Consolidated Income Statement by segments
	Nine Month Period—FY 2007
	(In million of Argentine pesos )
		Segments
		Voice, Data and Internet	Cellular Telephony	Consolidated
	NET REVENUES	2.420	4.095	6.515

	Salaries and social security contributions	(557)	(155)	(712)
	Taxes	(143)	(324)	(467)
	Materials and supplies	(213)	(94)	(307)
	Doubtful accounts	(12)	(47)	(59)
	Interconnection cost	(113)	—	(113)
	Settlement charges	(101)	—	(101)
	Lease of lines and circuits	(40)	(26)	(66)
	Service fees	(97)	(113)	(210)
	Advertising	(51)	(148)	(199)
	Agent, Prepaid card commissions and other commissions	(52)	(543)	(595)
	Cost of voice, data and cellular handsets	(10)	(597)	(607)
	Roaming and TLRD	—	(544)	(544)
	Others	(131)	(152)	(283)

	Operating Profit before D&A	900	1.352	2.252

	Operating Profit before D&A Margin	37%	33%	35%
	Depreciation of fixed assets	(616)	(403)	(1.019)
	Amortization of intangible assets	(10)	(22)	(32)

	OPERATING RESULTS	274	927	1.201

	FINANCIAL AND HOLDING INCOME	(172)	(151)	(323)
	Other expenses, Net	(60)	(16)	(76)

	INCOME FROM ORDINARY OPERATIONS	42	760	802

	Taxes on income	(103)	(172)	(275)
	Minority interest	—	(15)	(15)

	NET INCOME BEFORE DISCONTINUED OPERATIONS	(61)	573	512

	RESULTS FROM DISCONTINUED OPERATIONS	102	—	102

	NET INCOME	41	573	614

9-	Consolidated Income Statement by segments
	Third Quarter—FY 2008
	(In million of Argentine pesos )
		Segments			Variation vs 3Q07
		Voice, Data and Internet	Cellular Telephony	Consolidated	▲$	▲%
	NET REVENUES	919	1.819	2.738	425	18%

	Salaries and social security contributions	(231)	(78)	(309)	(60)	24%
	Taxes	(55)	(156)	(211)	(65)	45%
	Materials and supplies	(109)	(32)	(141)	(29)	26%
	Doubtful accounts	(7)	(14)	(21)	—	0%
	Interconnection cost	(41)	—	(41)	(4)	11%
	Settlement charges	(41)	—	(41)	(1)	3%
	Lease of lines and circuits	(19)	(9)	(28)	(14)	100%
	Service fees	(47)	(51)	(98)	(20)	26%
	Advertising	(38)	(62)	(100)	(29)	41%
	Agent, Prepaid card commissions and other comissions	(25)	(224)	(249)	6	-2%
	Cost of cellular handsets	(11)	(272)	(283)	(86)	44%
	Roaming and TLRD	—	(248)	(248)	(51)	26%
	Others	(64)	(89)	(153)	(95)	164%

	Operating Profit before D&A	231	584	815	(23)	-3%

	Operating Profit before D&A Margin	25%	32%	30%	-6%	-18%
	Depreciation of fixed assets	(211)	(108)	(319)	35	-10%
	Amortization of intangible assets	(4)	(1)	(5)	5	-50%

	OPERATING RESULTS	16	475	491	17	4%

	FINANCIAL AND HOLDING INCOME	(50)	(54)	(104)	1	-1%
	Other expenses, net	(35)	(15)	(50)	(32)	178%

	INCOME FROM ORDINARY OPERATIONS	(69)	406	337	(14)	-4%

	Taxes on income	(27)	(91)	(118)	(1)	1%
	Minority interest	—	(1)	(1)	6	-86%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	(96)	314	218	(9)	-4%

	RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	—	0%

	NET INCOME	(96)	314	218	(9)	-4%

10-	Consolidated Income Statement by Segments
	Third Quarter—FY 2007
	(In million of Argentine pesos)
		Segments
		Voice, Data and Internet	Cellular Telephony	Consolidated
	NET REVENUES	831	1.482	2.313

	Salaries and social security contributions	(193)	(56)	(249)
	Taxes	(47)	(99)	(146)
	Materials and supplies	(75)	(37)	(112)
	Doubtful accounts	(3)	(18)	(21)
	Interconnection cost	(37)	—	(37)
	Settlement charges	(40)	—	(40)
	Lease of lines and circuits	(14)	—	(14)
	Service fees	(37)	(41)	(78)
	Advertising	(16)	(55)	(71)
	Agent, Prepaid card commissions and other comissions	(40)	(215)	(255)
	Cost of cellular handsets	(4)	(193)	(197)
	Roaming and TLRD	—	(197)	(197)
	Others	(29)	(29)	(58)

	Operating Profit before D&A	296	542	838

	Operating Profit before D&A Margin	36%	37%	36%
	Depreciation of fixed assets	(203)	(151)	(354)
	Amortization of intangible assets	(4)	(6)	(10)

	OPERATING RESULTS	89	385	474

	FINANCIAL AND HOLDING INCOME	(48)	(57)	(105)
	Other expenses, Net	(15)	(3)	(18)

	INCOME FROM ORDINARY OPERATIONS	26	325	351

	Taxes on income	(40)	(77)	(117)
	Minority interest	—	(7)	(7)

	NET INCOME BEFORE DISCONTINUED OPERATIONS	(14)	241	227

	RESULTS FROM DISCONTINUED OPERATIONS	—	—	—

	NET INCOME	(14)	241	227

TELECOM ARGENTINA S.A.

Unconsolidated Information

NINE MONTH PERIOD AND THIRD QUARTER—FISCAL YEAR 2008

(In millions of Argentine pesos)

11-	Balance Sheet
		Sep-30 2008	Dec-31 2007	▲$	▲%
	Cash, equivalents and investments	644	755	(111)	-15%
	Trade receivables	462	438	24	5%
	Other current assets	253	283	(30)	-11%

	TOTAL CURRENT ASSETS	1.359	1.476	(117)	-8%

	Other Trade receivables	41	258	(217)	-84%
	Fixed & Intangible assets	4.039	4.073	(34)	-1%
	Investments	1.675	1.192	483	41%
	Other non-current assets	2	5	(3)	-60%

	TOTAL NON-CURRENT ASSETS	5.757	5.528	229	4%

	TOTAL ASSETS	7.116	7.004	112	2%

	Accounts payable	739	761	(22)	-3%
	Loans	538	1.360	(822)	-60%
	Reserves	34	39	(5)	-13%
	Other current liabilities	264	226	38	17%

	TOTAL CURRENT LIABILITIES	1.575	2.386	(811)	-34%

	Accounts payable	25	—	25	—
	Loans	1.000	967	33	3%
	Compensation and social benefits payable	54	43	11	26%
	Taxes Payable	245	283	(38)	-13%
	Others liabilities	94	99	(5)	-5%
	Reserves	222	196	26	13%

	TOTAL NON-CURRENT LIABILITIES	1.640	1.588	52	3%

	TOTAL LIABILITIES	3.215	3.974	(759)	-19%

	Shareholders’ equity	3.901	3.030	871	29%
	TOTAL LIABILITIES AND EQUITY	7.116	7.004	112	2%

12-	Income Statement
	Nine-Months Comparison
		Sep-30 2008	Sep-30 2007	▲$	▲%
	Net revenues	3.099	2.756	343	12%
	Cost of services provided	(1.677)	(1.497)	(180)	-12%

	GROSS PROFIT	1.422	1.259	163	13%

	Administrative expenses	(162)	(144)	(18)	-13%
	Selling expenses	(661)	(506)	(155)	-31%

	OPERATING PROFIT	599	609	(10)	-2%

	Equity income from related companies	539	235	304	129%
	Financial & holding results	(61)	(170)	109	64%
	Other incomes & expenses net	(102)	(57)	(45)	-79%

	RESULTS FROM ORDINARY OPERATIONS	975	617	358	58%

	Taxes on income	(144)	(103)	(41)	40%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	831	514	317	62%

	RESULTS FROM DISCONTINUED OPERATIONS	—	100	(100)	-100%

	NET INCOME	831	614	217	35%

	Operating Profit before D&A	1.202	1.234	(32)	-3%

	As a % of Net Revenues	39%	45%

		Sep-30 2008	Sep-30 2007	▲$	▲%
	Financial and Holding results
	Financial results generated by assets
	Interest on short term investments	47	57	(10)	-18%
	Foreign currency exchange gains	2	17	(15)	-88%

	Total Financial results generated by assets	49	74	(25)	-34%

	Financial results generated by liabilities
	Interest	(115)	(134)	19	-14%
	Others	5	(110)	115	-105%

	Total Financial results generated by liabilities	(110)	(244)	134	-55%

	TOTAL FINANCIAL AND HOLDING RESULTS	(61)	(170)	109	-64%

TELECOM ARGENTINA S.A.

Unconsolidated Information

NINE MONTH PERIOD AND THIRD QUARTER—FISCAL YEAR 2008

(In millions of Argentine pesos)

13-	Income Statement
	Three-Months Comparison
		Sep-30	Sep-30	▲$	▲%
		2008	2007
	Net revenues	1.064	946	118	12%
	Cost of services provided	(593)	(519)	(74)	14%

	GROSS PROFIT	471	427	44	10%

	Administrative expenses	(64)	(50)	(14)	28%
	Selling expenses	(246)	(173)	(73)	42%

	OPERATING PROFIT	161	204	(43)	-21%

	Equity income from related companies	169	122	47	39%
	Financial & holding results	(50)	(46)	(4)	9%
	Other incomes & expenses net	(35)	(13)	(22)	169%

	RESULTS FROM ORDINARY OPERATIONS	245	267	(22)	-8%

	Taxes on income	(27)	(40)	13	-33%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	218	227	(9)	-4%

	RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	—
	NET INCOME	218	227	(9)	-4%

	Operating Profit before D&A	374	625	(251)	-40%
	As a % of Net Revenues	35%	66%

Item 2

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, November 3, 2008

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: Repurchase Notes in an aggregate principal nominal amount of € 17,000,000.00

Dear Sir,

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that between last October 24 and October 31, Telecom Argentina purchased an aggregate principal nominal amount of € 17,000,000.00 of Series A-1 Regulation S Euro Notes Due 2014 according with the terms and conditions of the Indenture.

The Notes acquired will be cancelled according with the terms and conditions of the Indenture. After the mentioned cancellation, the amount of Series A-1 Euro Notes Due 2014 will be:

Principal nominal amount: € 476,015,827.-

Principal outstanding amount: € 195,928,114.-

Yours sincerely,

Telecom Argentina S.A.

/s/ Pedro Gastón Insussarry
Pedro Gastón Insussarry
Responsible for Market Relations

Item 3

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, November 3, 2008

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: Repurchase Notes in an aggregate principal nominal amount of € 15,349,000.00

Dear Sir,

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that in the last days, Telecom Argentina purchased an aggregate principal nominal amount of € 15,349,000.00 of Series A-1 Regulation S Euro Notes Due 2014 (additionally amount as such already informed in a previous letter) according with the terms and conditions of the Indenture.

The Notes acquired will be cancelled according with the terms and conditions of the Indenture. After the mentioned cancellation, the amount of Series A-1 Euro Notes Due 2014 will be:

Principal nominal amount: € 460,666,827.-

Principal outstanding amount: € 189,610,466.-

Yours sincerely,

Telecom Argentina S.A.

/s/ Pedro Gastón Insussarry
Pedro Gastón Insussarry
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 10, 2008	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors